As filed with the Securities and Exchange Commission on January 4, 2019
File Nos. 333-22075 and 811-8061

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	¬
Pre-Effective Amendment No.	¬
Post-Effective Amendment No. 69	☒
and/or
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	¬
Amendment No. 71	☒
(Check appropriate box or boxes.)

Diamond Hill Funds
(Exact Name of Registrant as Specified in Charter)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (888) 226-5595
Gary R. Young, Diamond Hill Funds
325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215
(Name and Address of Agent for Service)

With copy to:
Michael V. Wible, Esq.
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215-6101

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
This Post-Effective Amendment is being filed solely for the purposes of amending Item 28 and filing Amendment Nos. 7 and 8 to the Second Amended and Restated Agreement and Declaration of Trust as Exhibits (a)(viii) and (a)(ix) and filing the Amended and Restated By-Laws dated November 14, 2018 as Exhibit (b)(ii) to this Registration Statement on Form N-1A.

Part A and Part B of the Post-Effective Amendment No. 65 to the Registration Statement filed on February 27, 2018 are incorporated herein by reference.

DIAMOND HILL FUNDS
PART C. OTHER INFORMATION

ITEM 28.    EXHIBITS

(a)	Articles of Incorporation.

(i)
Copy of Registrant’s Second Amended and Restated Agreement and Declaration of Trust dated August 21, 2012, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 38, is hereby incorporated by reference.

(ii)
Copy of Amendment No.1, dated November 21, 2013, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(iii)
Copy of Amendment No.2, dated August 20, 2015, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 47, is hereby incorporated by reference.

(iv)
Copy of Amendment No. 3, dated November 19, 2015, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(v)
Copy of Amendment No. 4, dated May 26, 2016, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(vi)
Copy of Amendment No. 5, dated February 16, 2017, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(vii)
Copy of Amendment No. 6, dated May 25, 2017, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 62, is hereby incorporated by reference.

(viii)	Copy of Amendment No. 7, dated November 14, 2018, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, is hereby filed herewith.

(ix)	Copy of Amendment No. 8, dated November 14, 2018, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust, is hereby filed herewith.

(b)	By-Laws.

(i)	Copy of Amended and Restated By-Laws, dated as of November 20, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 45, is incorporated by reference.

(ii)	Copy of Amended and Restated By-Laws, dated as of November 14, 2018, is hereby filed herewith.

(c)	Instruments Defining Rights of Security Holders.
None other than in Registrant’s Second Amended and Restated Agreement and Declaration of Trust and By-Laws.

(d)	Investment Advisory Contracts.

(i)
Copy of Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011 with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 36, is hereby incorporated by reference.

(ii)
Copy of Amended Exhibit A, dated as of November 21, 2013, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Mid Cap Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(iii)
Copy of Amended Exhibit A, dated as of February 28, 2015, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Strategic Income Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 45, is hereby incorporated by reference.

(iv)
Copy of Amended Exhibit A, dated as of November 19, 2015, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill High Yield Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 48, is hereby incorporated by reference.

(v)
Copy of Amended Exhibit A, dated as of January 1, 2016, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Large Cap Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(vi)
Copy of Amended Exhibit A, dated as of February 28, 2016, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Corporate Credit Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(vii)
Copy of Amended Exhibit A, dated as of May 26, 2016, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Short Duration Total Return Fund and the Diamond Hill Core Bond Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(viii)
Copy of Amended Exhibit A, dated as of August 1, 2016, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Short Duration Total Return Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(ix)
Copy of Amended Exhibit A, dated as of January 1, 2017, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Mid Cap Fund, Diamond Hill Research Opportunities Fund, and Diamond Hill Financial Long-Short Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(x)
Copy of Amended Exhibit A, dated as of February 28, 2017, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill All Cap Select Fund with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(xi)
Copy of Amended Exhibit A, dated as of August 17, 2017, to the Registrant’s Amended and Restated Investment Management Agreement, dated as of November 17, 2011, for the Diamond Hill Global Fund with its Adviser, Diamond Hill Capital Management, Inc. which was filed as an Exhibit to the Registrant's Post-Effective Amendment No. 63, is hereby incorporated by reference.

(xii)
Copy of Registrant’s Fee Waiver Agreement dated as of April 6, 2017, with its Adviser, Diamond Hill Capital Management, Inc., which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 60, is hereby incorporated by reference.

(e)	Underwriting Contracts.

(i)
Copy of Underwriting Agreement with BHIL Distributors, LLC, dated as of August 18, 2016, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(ii)	Copy of Underwriting Agreement Novation with BHIL Distributors, LLC which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 62, is hereby incorporated by reference..

(iii)	Form of Dealer’s Agreement, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(f)	Bonus or Profit Sharing Contracts.
None.

(g)	Custodian Agreements.

(i)
Copy of Registrant’s Master Custodian Agreement and Fee Schedule with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 43, is hereby incorporated by reference.

(ii)	Copy of Amendment dated October 13, 2015, to Fee Schedule dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(iii)	Copy of Amendment dated March 1, 2016, to Fee Schedule dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(iv)
Copy of Amended Appendix A, dated November 19, 2015, to Master Custodian Agreement with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(v)
Copy of Amended Appendix A, dated February 28, 2016, to Master Custodian Agreement with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(vi)
Copy of Amended Appendix A, dated June 15, 2016, to Master Custodian Agreement with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(vii)
Copy of Amended Appendix A, dated February 28, 2017, to Master Custodian Agreement with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(viii)
Copy of Amended Appendix A, dated August 17, 2017, to Master Custodian Agreement with the Custodian, State Street Bank and Trust Company, dated as of March 1, 2014, which was filed as an Exhibit to Registrant's Amendment No. 63, is hereby incorporated by reference.

(h)	Other Material Contracts.

(i)
Copy of Registrant’s Amended and Restated Administrative and Transfer Agency Services Agreement dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013 with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(ii)
Copy of Amended Schedule A dated November 21, 2013, to the Amended and Restated Administrative and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013 with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(iii)
Copy of Amendment dated February 20, 2014 to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement dated as of May 31, 2002, as restated and amended November 17, 2011, and May 23, 2013 with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 43, is hereby incorporated by reference.

(iv)
Copy of Amended Schedule B, dated January 1, 2015, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 45, is hereby incorporated by reference.

(v)
Copy of Amended Schedule B, dated July 1, 2015, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 47, is hereby incorporated by reference.

(vi)
Copy of Amended Schedule A, dated as of November 19, 2015, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 48, is hereby incorporated by reference.

(vii)
Copy of Amended Schedule B, dated as of January 1, 2016, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 49, is hereby incorporated by reference.

(viii)
Copy of Amended Schedule A, dated as of February 28, 2016, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(ix)
Copy of Amended Schedule A, dated as of May 26, 2016, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(x)
Copy of Amended Schedule B, dated as of August 1, 2016, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(xi)
Copy of Amended Schedule A, dated as of February 28, 2017, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(xii)
Copy of Amended Schedule B, dated as of June 1, 2017, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc. which was filed as an Exhibit to the Registrant's Post-Effective Amendment No. 63, is hereby incorporated by reference.

(xiii)
Copy of Amended Schedule A, dated as of August 17, 2017, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc. which was filed as an Exhibit to the Registrant's Post-Effective Amendment No. 63, is hereby incorporated by reference.

(xiv)
Copy of Amended Schedule B, dated as of February 28, 2018, to the Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement, dated as of May 31, 2002, as restated and amended November 17, 2011 and May 23, 2013, and amended February 20, 2014, with Diamond Hill Capital Management, Inc., which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 65, is hereby incorporated by reference.

(xv)
Copy of Master Services Agreement with Diamond Hill Capital Management, Inc. and Ultimus Fund Solutions, LLC, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(xvi)
Copy of Amendment, dated December 18, 2017, to the Master Services Agreement with Diamond Hill Capital Management, Inc. and Ultimus Fund Solutions, LLC, which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 65, is hereby incorporated by reference.

(xvii)
Copy of Amended Schedule A, dated January 2, 2018, to the Master Services Agreement with Diamond Hill Capital Management, Inc. and Ultimus Fund Solutions, LLC, which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 65, is hereby incorporated by reference.

(xviii)
Copy of Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 43, is hereby incorporated by reference.

(xix)
Copy of First Amendment, dated November 19, 2015, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(xx)
Copy of Second Amendment, dated February 10, 2016, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(xxi)
Copy of Third Amendment, dated April 6, 2016, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(xxii)
Copy of Fourth Amendment, dated July 8, 2016, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(xxiii)
Copy of Fifth Amendment, dated July 26, 2016, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(xxiv)
Copy of Sixth Amendment, dated October 12, 2016, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 47, is hereby incorporated by reference.

(xxv)
Copy of Seventh Amendment, dated November 14, 2017, to Registrant’s Securities Lending Authorization Agreement with State Street Bank and Trust Company dated as of March 1, 2014, which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 65, is hereby incorporated by reference.

(xxvi)
Copy of Registrant’s Exclusive Lending Agreement with State Street Bank and Trust Company, dated as of May 26, 2015, as amended by First Amendment dated as of June 19, 2015, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 47, is hereby incorporated by reference.

(xxvii)
Copy of Second Amendment dated April 6, 2016, to Registrant’s Exclusive Lending Agreement with State Street Bank and Trust Company dated as of May 26, 2015, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(xxviii)
Copy of Third Amendment dated May 5, 2016, to Registrant’s Exclusive Lending Agreement with State Street Bank and Trust Company dated as of May 26, 2015, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(i)	Legal Opinion.
Opinion and Consent of Thompson Hine LLP to be filed by amendment.

(j)	Other Opinions. None

(k)	Omitted Financial Statements. None

(l)	Initial Capital Agreements.
Copy of Letter of Initial Stockholder, which was filed as an Exhibit to Registrant’s Pre-Effective Amendment No. 1, is hereby incorporated by reference.

(m)	Rule 12b-1 Plans.

(i)
Copy of Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 45, is hereby incorporated by reference.

(ii)
Copy of Amended Exhibit A dated November 21, 2013, to Registrant’s Amended and Restated Plan of Distribution Plan Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(iii)
Copy of Amended Exhibit A, dated November 19, 2015, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 48, is hereby incorporated by reference.

(iv)
Copy of Amended Exhibit A, dated February 28, 2016, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(v)
Copy of Amended Exhibit A, dated May 26, 2016, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(vi)
Copy of Amended Exhibit A, dated August 18, 2016, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 54, is hereby incorporated by reference.

(vii)
Copy of Amended Exhibit A, dated February 28, 2017, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(viii)
Copy of Amended Exhibit A, dated August 17, 2017, to Registrant’s Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated May 16, 2011, which was filed as an Exhibit to Registrant's Post-Effective Amendment No. 65, is hereby incorporated by reference.

(n)	Rule 18f-3 Plan.

(i)
Copy of Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 36, is hereby incorporated by reference.

(ii)
Copy of Amended Schedule A dated November 21, 2013, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 41, is hereby incorporated by reference.

(iii)
Copy of Amended Schedule A, dated November 19, 2015, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 48, is hereby incorporated by reference.

(iv)
Copy of Amended Schedule A, dated February 28, 2016, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 51, is hereby incorporated by reference.

(v)
Copy of Amended Schedule A, dated May 26, 2016, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to Registrant’s Amendment No. 54, is hereby incorporated by reference.

(vi)
Copy of Amended Schedule A, dated February 28, 2017, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(vii)
Copy of Amended Schedule A, dated August 17, 2017, to Registrant’s Multiple Class Plan Pursuant to Rule 18f-3 as amended November 17, 2011, which was filed as an Exhibit to the Registrant's Post-Effective Amendment No. 63, is hereby incorporated by reference.

(o)	Powers of Attorney for Trustees.
Powers of Attorney for Trustees, dated November 20, 2014, which were filed as an Exhibit to Registrant’s Post-Effective Amendment No. 45, are hereby incorporated by reference.

(p)	Codes of Ethics.

Copy of the Revised Code of Ethics of Diamond Hill Funds and Diamond Hill Capital Management, Inc. dated January 1, 2017, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 56, is hereby incorporated by reference.

(q)	Nominating and Governance Committee Charter

Copy of Nominating and Governance Committee Charter, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 36, is hereby incorporated by reference.
ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND
None.
ITEM 30. INDEMNIFICATION
(a) Article VI of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:
SECTION 6.4 INDEMNIFICATION OF TRUSTEES, OFFICERS, ETC. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its past, present and future Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.
SECTION 6.5 ADVANCES OF EXPENSES. The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.
SECTION 6.6 INDEMNIFICATION NOT EXCLUSIVE, ETC. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person. Liability of Third Persons Dealing with Trustees. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

(b) The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its Advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

(c) Pursuant to the Underwriting Agreement (“Agreement”), the Underwriter has agreed to indemnify, defend, and hold the Registrant, its affiliates, and each of their respective trustees, officers, employees, representatives, and any person who controls or previously controlled the Registrant within the meaning of Section 15 of the 1933 Act, (collectively, the “Registrant Indemnitees”) free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Registrant Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise arising out of or based upon (i) the Underwriter’s breach of any of its obligations, representations, warranties or covenants contained in the Agreement; (ii) the Underwriter’s failure to comply with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Registrant (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon and in conformity with information furnished to the Registrant by the Underwriter in writing. In no event shall anything contained in the Agreement be so construed as to protect the Registrant against any liability to the Underwriter to which the Registrant would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under the Agreement or by reason of its reckless disregard of its obligations under the Agreement.
(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Ohio law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A. Diamond Hill Capital Management, Inc., 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 (“DHCM”), adviser to the Diamond Hill Small Cap Fund, Diamond Hill Small-Mid Cap Fund, Diamond Hill Mid Cap Fund, Diamond Hill All Cap Select Fund, Diamond Hill Large Cap Fund, Diamond Hill Long-Short Fund, Diamond Hill Research Opportunities Fund, Diamond Hill Financial Long-Short Fund, Diamond Hill Global Fund, Diamond Hill Short Duration Total Return Fund, Diamond Hill Core Bond Fund, Diamond Hill Corporate Credit Fund, and Diamond Hill High Yield Fund is a registered investment adviser.
(1) DHCM has engaged in no other business during the past two fiscal years.
(2) Information with respect to the directors and officers of DHCM is incorporated by reference to Schedule D of Form ADV filed by it under the Investment Advisers Act (File No. 801-32176).
ITEM 32. PRINCIPAL UNDERWRITERS

(a)
Foreside Financial Services, LLC (f/k/a BHIL Distributors, LLC) (the "Distributor") acts as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended: AAMA Equity Fund and AAMA Income Fund, Series of Asset Management Fund: Advisers Investment Trust; The Boston Trust & Walden Funds; The Cook & Bynum Funds Trust; Praxis Mutual Funds; and SA Funds-Investment Trust. The Distributor is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Regulatory Authority or “FINRA.” The Distributor has its main address at Three Canal Plaza, Suite 100, Portland, ME 04101.

(b)	Officers and Directors.

Name	Address	Position with the Distributor	Position and Offices with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Susan K. Moscaritolo	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President and Chief Compliance Officer	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
(c) Not applicable.
ITEM 33. LOCATION OF ACCOUNTS AND RECORDS
Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215; and/or by the Registrant’s custodian, State Street Bank and Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 02116; and the Registrant’s sub-administration service provider, sub-fund accountant, and sub-transfer agent, Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.
ITEM 34. MANAGEMENT SERVICES
None.
ITEM 35. UNDERTAKINGS
None.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, and the State of Ohio on January 4, 2019.

DIAMOND HILL FUNDS

By:	/s/ Gary R. Young
Gary R. Young
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Gary R. Young	President	January 4, 2019
Gary R. Young

/s/ Julie A. Roach	Treasurer	January 4, 2019
Julie A. Roach

Elizabeth P. Kessler*	Trustee	January 4, 2019
Elizabeth P. Kessler

D’Ray Moore Rice*	Trustee	January 4, 2019
D’Ray Moore Rice

Peter E. Sundman*	Trustee	January 4, 2019
Peter E. Sundman

Tamara L. Fagely*	Trustee	January 4, 2019
Tamara L. Fagely

*By:	/s/ Gary R. Young
Gary R. Young
Executed by Gary R. Young
on behalf of those indicated pursuant to Powers of Attorney

EXHIBIT INDEX

Exhibit Number	Description
(a)(viii)	Amendment No. 7, dated November 14, 2018, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust
(a)(ix)	Amendment No. 8, dated November 14, 2018, to Registrant’s Second Amended and Restated Agreement and Declaration of Trust
(b)(ii)	Amended and Restated By-Laws, dated as of November 14, 2018